File No. 70-9555

      As filed with the Securities and Exchange Commission on March 5, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

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                                 AMENDMENT NO. 3
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ----------------------------------------------------------------------

                            Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                   (Name of company filing this statement and
                     address of principal executive offices)
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                            Dominion Resources, Inc.
                     (Name of top registered holding company
                     parent of each applicant or declarant)
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                                 James F. Stutts
                               Vice President and
                                 General Counsel
                            Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Norbert F. Chandler, Esq.                            Tia S. Barancik, Esq.
Managing Counsel                                     LeBoeuf, Lamb, Greene &
Consolidated Natural Gas Service                     MacRae, L.L.P.
         Company, Inc.                               125 West 55th Street
CNG Tower, 625 Liberty Street                        New York, N.Y. 10019
Pittsburgh, PA 15222

                                TABLE OF CONTENTS

                                                                            Page

Item 1.   Description of Proposed Transactions.................................1
          A.   Introduction   .................................................1
          B.   Summary of Request..............................................6
          C.   Overview of Industry Restructuring..............................8
          D.   Proposed Financing and Guarantee Authorization.................11
               (1)      Existing Financing and Guarantee Authorization........11
               (2)      Proposed Financing and Guarantee Authorization........14
                   a.   Debt Securities.......................................16
                        i.       Short-Term Notes.............................16
                        ii.      Commercial Paper.............................17
                        iii.     Long-Term Notes..............................18
                        [iv.     Interest Rate Risk Management................19
                   b.   Equity Securities.....................................20
                        i.       Common stock (including Stock Purchaser
                                 Contracts/Units)
                        ii.      Preferred Securities.........................21
                   c.   Financing Conduits....................................23
                   d.   Guarantees............................................24
                   e.   Use of Proceeds.......................................25
          E.   Investment in EWGs and FUCOs...................................26
          F.   Tax Allocation Agreement.......................................35
          G.   Management and Exploitation of DRI System Non-Utility
               Real Estate
Item 2.   Fees, Commissions and Expenses......................................38
Item 3.   Applicable Statutory Provisions.....................................38
Item 4.   Regulatory Approvals................................................42
Item 5.   Procedure     ......................................................42
Item 6.   Exhibits and Financial Statements...................................42
Item 7.   Information as to Environmental Effects.............................43

                                 AMENDMENT NO. 2

                                       TO

                             APPLICATION-DECLARATION

                                      UNDER

           SECTIONS 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33

                                       AND

                           RULES 42, 45, 46, 53 and 54

                                       OF

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 FOR APPROVAL OF

                         SYSTEM-WIDE FINANCING AUTHORITY

            ISSUANCE OF SECURITIES, GUARANTEES AND CREDIT SUPPORT IN
            CONNECTION WITH INVESTMENT IN EXEMPT WHOLESALE GENERATORS
                          AND FOREIGN UTILITY COMPANIES
                            TAX ALLOCATION AGREEMENT
             INVESTMENT AND PARTICIPATION IN NON-UTILITY BUSINESSES

Item 1.  Description of Proposed Transactions.

     A. Introduction.

     Dominion Resources, Inc. ("DRI") is a Virginia corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act"). DRI, through its subsidiaries, is engaged in the energy business, principally in retail electricity and natural gas sales and distribution, wholesale natural gas and electricity sales, wholesale electric generation, interstate gas transportation, and natural gas exploration and production activities.

     DRI's principal utility subsidiaries are: (1) Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission and distribution of electric energy in Virginia and northeastern North Carolina, (2) The Peoples Natural Gas Company ("Peoples"), a regulated public utility engaged in the distribution of natural gas in Pennsylvania, (3) The East Ohio Gas Company ("East Ohio"), a regulated public utility engaged in the distribution of natural gas in Ohio, and (4) Hope Gas, Inc. ("Hope"), a regulated public utility engaged in the distribution of natural gas in West Virginia. Virginia Power is a direct subsidiary of DRI. Peoples, East Ohio and Hope are each direct subsidiaries of Consolidated Natural Gas Company ("CNG") which is a direct subsidiary of DRI and which is also a registered holding company under the Act.

     DRI's non-utility activities are conducted through: (1) Dominion Energy, Inc. ("DEI") which, through its direct and indirect subsidiaries (together with DEI, the "DEI Companies"), is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves, (2) direct and indirect subsidiaries of Virginia Power, which are engaged in acquiring raw materials for the fabrication of nuclear fuel for use at power stations which are owned and operated by Virginia Power, providing telecommunications services utilizing fiber optic lines which are owned by Virginia Power, fuel procurement for Virginia Power, energy marketing and nuclear consulting services and (3) direct and indirect subsidiaries of CNG which are engaged in all phases of the natural gas business other than retail distribution including transmission, storage and exploration and production. DRI and all of its subsidiaries are herein referred to as the "DRI System". As described in their Application-Declaration in File No. 70-9679, DRI and CNG are in the process of rationalizing, reorganizing and restructuring their non-utility businesses to permit the consolidation within intra-corporate groups of all of their non-utility subsidiaries which are engaged in similar lines of business. In addition, as described in greater detail below, this rationalization will be occurring simultaneously with the restructuring of Virginia Power's generation and transmission and distribution functions as required by Virginia law and could ultimately include a rationalization and realignment into a single group of companies of all generation activities of the DRI System. In such event, all of such generation activities, including those currently conducted by Virginia Power as well as those currently held in the DEI Companies, could be held by exempt wholesale generators ("EWGs") under a single common parent which itself would be a subsidiary of DRI.

     As of the date of this Application-Declaration, DRI has another significant non-utility subsidiary, Dominion Capital, Inc. ("DCI" and, together with its subsidiaries, the "DCI Companies") which is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending businesses. Pursuant to the Order of the Commission approving the merger of DRI and CNG, HCAR No. 27113 (Dec. 15, 1999) (the "Merger Order"), DRI is obligated to dispose of its interest in the DCI Companies (other than certain interests in specified independent power projects) no later than January 28, 2003.

     The Merger Order approved the transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999, pursuant to which, on January 28, 2000, (i) a wholly-owned subsidiary of DRI was merged with and into DRI with DRI being the surviving corporation and (ii) Consolidated Natural Gas Company ("Old CNG"), a registered holding company under the Act, was merged (the "Merger") into a wholly owned subsidiary of DRI at that time called "New DRI Sub II" which, as a result of the Merger succeeded to all the assets, liabilities and equity of Old CNG by operation of law. New DRI Sub II, the surviving corporation in the Merger, was renamed "Consolidated Natural Gas Company" and is the entity which is herein referred to as "CNG". DRI and CNG (as the successor corporation to Old CNG) registered as holding companies under the Act following the Merger. Commission Order dated December 15, 1999, HCAR No. 27112, SEC File No. 70-9517, authorized various financings of DRI and its subsidiaries for the period from the closing date of the Merger through January 28, 2002 ("Initial Financing Order"). The Initial Financing Order was issued on the basis of the Application-Declaration in File No. 70-09517, including all amendments thereof and exhibits thereto (the "Initial Financing Application").

     In the Merger Order, the Commission acknowledged DRI's rationale for entering into the Merger:

          DRI and [Old] CNG state that, in the emerging competitive environment, their combination into a regional energy provider will enable them to
          (i) give the combined company the scale, scope and skills necessary to compete successfully in the energy marketplace; (ii) create a platform for growth in a region that is rapidly deregulating and is the source of approximately 40% of the nation's demand for energy; (iii) establish a company with combined gas storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region; and (iv) enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes and streamlined purchasing practices.

     The Commission's approval of DRI's acquisition of Old CNG in conjunction with the authorizations granted in the Initial Financing Order, which permit DRI to issue and maintain in place equity, preferred and debt securities at the DRI level, reflect the Commission's understanding of the new competitive environment confronting the nation's energy utilities and the Commission's willingness to apply the Act in a manner designed to provide registered holding companies with the opportunity to move quickly to take advantage of new and expanding business opportunities, including those for which non-traditional types of holding company financing is required or, for reasons of economic efficiency, is preferable. Oftentimes, non-traditional types of holding company financing, such as preferred securities and debt, can be obtained at a lower cost of funds than equity.

     Less than two months after the issuance of the Merger Order and the Initial Financing Order, the Commission was presented with the opportunity to express its views on the issue of non-traditional holding company financing in a context other than an acquisition of a regulated utility. In approving a request by The Southern Company ("Southern") for expansive and comprehensive authorization to issue holding company preferred and debt securities, HCAR No. 27134 (Feb. 9, 2000) (the "Southern Financing Order"), the Commission stated:

          The central question presented in Southern's application is whether we should administer the Necessary and Urgent Clause in a more flexible manner to reflect the increasingly competitive environment Southern and other electric systems face and the changing mix of holding company businesses...Southern has made a number of compelling arguments that support granting the requested
          authorization....Limiting  Southern's  financing options may impose an unreasonable financial burden...Southern has found the equity market an unattractive source of financing, and asserts that its current cost of equity is well above the cost associated with long-term debt. Requiring Southern to issue equity under circumstances when debt financing may be less expensive could impose an unreasonable financial burden on the company...[w]e believe that a broader reading of the Necessary and Urgent Clause that accepts purposes such as financing investments in [exempt wholesale generators], [exempt telecommunications companies], [foreign utility companies] and other nonutility businesses presents no detriment to the interests protected under the Act.

     More recently, the Commission has been presented with other opportunities to take account of the ongoing dramatic changes in the energy industry arising from both federal and state restructuring initiatives and to fashion a means of regulating under the 1935 Act and its statutory mandate holding company system financings in the emerging business and regulatory environment. In approving a request by Cinergy Corp. ("Cinergy") for expansive and comprehensive authorization to engage in system-wide financings in view of Cinergy's need to comply with state mandated restructuring of its generation, HCAR No. 27190 (June 23, 2000) (the "Cinergy Financing Order"), the Commission granted Cinergy relief, subject to a reservation of jurisdiction, from the more restrictive provisions of Rule 53 which, as discussed below, can have the unintended effect of preventing registered holding companies from complying, or making it fiscally impossible for registered holding companies to comply, with state mandates requiring the functional or actual separation of generation from transmission and distribution activities. Most recently, building on the prior authorizations given to DRI, Southern and Cinergy, the Commission approved a comprehensive financing scheme for Exelon Corporation ("Exelon") which included an authorization for Exelon to invest up to $4 billion in EWGs and foreign utility companies ("FUCOs"). HCAR No. 35-27296 (Dec. 8, 2000) (the "Exelon Financing Order").

     B. Summary of Request.

     In its application seeking authorization to complete the Merger and the Initial Financing Application, DRI sought reasonable authorization to permit DRI to conduct and grow its business in the immediate post-Merger time frame. Today, approximately thirteen months after completion of the Merger, DRI seeks to streamline and to update and modernize its financing authorization to keep pace with DRI's needs as a new registered system seeking to rationalize and integrate its businesses and operations in light of an increasingly competitive industry environment. In this connection, DRI seeks financing authorization which is compatible with DRI's newly rationalized and integrated business as well as consistent with the modern, efficient and forward-looking authorization granted to Southern in the Southern Financing Order, to Cinergy in the Cinergy Financing Order and to Exelon in the Exelon Financing Order. Thus, this
Application-Declaration seeks authorization through December 31, 2005 (the "Authorization Period") for DRI, subject to all of the representations, covenants and restrictions set forth below, to:

(1) increase its total capitalization (excluding retained earnings and accumulated other comprehensive income) by $6,000,000,000 by way of the issuance of equity, preferred securities and debt securities, other than guarantees, and, with respect to the issuance of preferred securities, as permitted by the Initial Financing Order, to clarify and consolidate DRI's authority to form special purpose financing subsidiaries and to guarantee the obligations of such special purpose financing subsidiaries as described below;

(2) increase the aggregate amount of the guarantee authorization for DRI to $9,600,000,000 for all subsidiaries of DRI;

(3) make investments in EWGs and FUCOs in an aggregate amount not to exceed the sum of (x) 100% of DRI's consolidated retained earnings plus (y) $8,000,000,000, but excluding from such amount, the amount of DRI's Aggregate Investment in Restructured Assets (the "EWG/FUCO Investment
     Limit"). (As used in this Application-Declaration, the term (a) "Restructured Assets" means all or any part of the generation assets owned by Virginia Power on the date hereof or hereafter acquired by Virginia Power and which are or become included in Virginia Power's retail ratebase if and to the extent such assets hereafter are, or after the date of their acquisition by Virginia Power become, designated as "Restructured Assets" by the Board of Directors of DRI and become owned, directly or indirectly, by any subsidiary of DRI which is qualified as an EWG and (b) "Aggregate Investment in Restructured Assets" means, with respect to any generation assets owned by Virginia Power which are designated as "Restructured Assets" by the Board of Directors of DRI and which become owned, directly or indirectly, by any subsidiary of DRI which is qualified as an EWG, the net book value of such generation assets immediately prior to their designation as Restructured Assets); and

(4) with respect to all securities, credit facilities, financing arrangements, indebtedness and similar obligations (including, without limitation, any securities, credit facilities, financing arrangements, indebtedness and similar obligations incurred to finance the Merger) and all guarantees, financing arrangements and other credit support in respect of subsidiaries of DRI (collectively, the "Existing Obligations"), in each case outstanding or existing as of the date of the Commission's Order approving this Application-Declaration and whether issued, created or incurred prior to or after the date of the Merger, extend the period of time during which DRI may amend, renew, extend and/or replace and/or otherwise refinance or modify (each, a "Refinancing" and the term "Refinance" shall have a correlative meaning) such Existing Obligations, such period of time to extend through the Authorization Date.

     This Application-Declaration also seeks Commission authorization for (I) an extension of the period of time with respect to the financing authority heretofore granted to the subsidiaries of DRI in the Initial Financing Order through the Authorization Period (as defined herein), subject to all of the other representations, covenants and restrictions set forth in the Initial Financing Application, except to the extent that such financing authority is expressly modified as requested in this Application-Declaration, (II) DRI and its subsidiaries to enter into the Tax Allocation Agreement annexed hereto as Exhibit C, and (III) DRI to manage and exploit DRI System non-utility real estate as described below.

     C. Overview of Industry Restructuring.

     DRI refers to and notes the extensive discussions of the changes occurring in the energy industry described in detail in DRI's Application-Declaration submitted in connection with the Merger Order and in the Initial Financing Application, Southern's Application-Declaration submitted in connection with the Southern Financing Order, Cinergy's Application-Declaration submitted in connection with the Cinergy Financing Order and Exelon's Application-Declaration submitted in connection with the Exelon Financing Order as well as in Orders of the Commission, most notably in addition to the Orders noted above, the Commission's Orders approving the formations of New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997) and Alliant, Inc., WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. Securities and Exchange Commission (D.C. Cir. 1999). DRI also refers to and notes the exhaustive discussion of industry change and the recommendations for regulatory reform and adaptation of the implementation of the Act described in the 1995 Report of the Staff of the Commission, The Regulation of Public-Utility Holding Companies. DRI does not seek to repeat, yet again, in this Application-Declaration these discussions, the thrust of which is, quite simply, that the regulatory framework established in 1935 with the passage of the Act and the implementation of the Act by the Commission over sixty-five years must, as contemplated by the Act itself, adapt to changing technologies and means of conducting the energy business if the Act is to remain a viable means of regulating the utility industry for the purpose of achieving the policy goals set forth in Section 1 of the Act while at the same time not thwarting reasonable growth and modernization by those engaged in the energy business, including registered holding companies. Failure to adapt the administration of the Act would cause the Act to function as an artificial constraint on the legitimate business growth and expansion of registered holding companies as well as on the ability of other potential competitors to enter the new competitive energy marketplace.

     In conjunction with its acquisition of CNG earlier this year, DRI enunciated a business strategy of becoming a preeminent provider of energy services in the MAIN to Maine region, generally the Northeastern quadrant of the United States. Before the Merger, DRI had most of its electric power assets in several of the region's states and gas reserves located within, or transportable to, the region. CNG also had a significant concentration of assets in and, in the case of its oil and gas reserves, transportable to the region. The Merger has given the combined company a strong platform for future growth in the region, allowing DRI to market its portfolio of energy products to a broad customer base. DRI's assets are well positioned to serve the MAIN to Maine region, and DRI is already building upon its asset base by siting and permitting natural gas fired merchant power plans along CNG's interstate pipeline system.

     Prior to becoming a registered holding company, DRI entered into a number of development activities and related financing arrangements with respect to new wholesale generation projects, the financing arrangements for which were approved in the Initial Financing Order; e.g., the financing arrangements with respect to the $850 million lease financing for the construction and lease of ten to fourteen new gas-fired turbines to be installed at various new power generation facilities under development by DEI. Since the closing of the CNG acquisition and in furtherance of its business plan, DRI has entered into a Purchase and Sale Agreement dated August 7, 2000 for the acquisition of the Millstone Nuclear Power Station for a purchase price of $1,298,000,000 (subject to certain adjustments at closing). In addition, as part of DRI's plan for continued expansion into the wholesale and merchant generation business, the DEI Companies have firm commitments to purchase additional gas fired turbines and steam generators totaling approximately $2,600,000,000. However, DRI's focused generation strategy is being artificially limited by inappropriate and outdated 1935 Act constraints. For example, DRI's current authorized investment in EWGs and FUCOs represents only 4% of its consolidated capitalization. See "Investment in EWGs and FUCOs" below. At the same time, Virginia Power is subject to a mandate under Virginia law that it functionally separate its generation activities from its transmission and distribution activities.

     Under  the  Virginia   Electric   Utility   Restructuring   Act  ("Virginia
Restructuring Act"), which became law July 1, 1999, the Virginia State Corporation Commission (the "Virginia Commission") is required to direct the functional separation of generation, retail transmission and distribution of all incumbent electric utilities to be completed by January 1, 2002. Each incumbent electric utility is required to submit to the Virginia Commission by January 1, 2001 a plan for such functional separation, which may be accomplished through the creation of affiliates or through such other means as may be acceptable to the Virginia Commission. The Virginia Restructuring Act requires the Virginia Commission to approve any transaction for the transfer of assets by an incumbent electric utility in connection with the achievement of functional separation. Virginia Power filed its plan for functional separation with the Virginia Commission in November, 2000./1/

     It is not possible for DRI to proceed with these legitimate business plans and to restructure as required under Virginia law while at the same time remaining in compliance with Rule 53(a). For DRI, Rule 53(a) serves as an artificial constraint on the growth and development of DRI's organic energy business and has the effect of making compliance with Virginia law, if not legally impossible, then fiscally impossible; as no responsible registered holding company can risk the possibility that the Commission would deny needed financing at some point in the future due merely to technical non-compliance with Rule 53(a). This is especially true when such technical non-compliance with the Act results primarily from compliance with applicable state law and does not provide any indication of the financial condition of the system as a whole. Moreover, DRI affirmatively represents that the contemplated financing investments by DRI in EWGs and FUCOs for which approval of the Commission is sought herein will not have a substantial adverse impact on the financial integrity of the DRI System. In fact, the opposite is true: it is precisely these types of investments which are a principal source of growth and expansion for the DRI System.

     D. Proposed Financing and Guarantee Authorization.

          (1) Existing Financing and Guarantee Authorization.

-------------
/1/ Also by January 1, 2001, each incumbent electric utility owning, operating, controlling or having an entitlement to transmission is required to join a regional transmission entity ("RTE"), to which such utility must transfer the management and control of its transmission system. Virginia Power is a founding member of the Alliance Regional Transmission Organization ("RTO"), whose proposal for the establishment of an RTO in accordance with the requirements of FERC's Order No. 2000 has been conditionally accepted by FERC. The Virginia Commission is also required to approve any transaction for the transfer of ownership or management and control of transmission to an RTE. Also, Virginia Power, in October, 2000, filed with the Virginia Commission an application for approval of Virginia Power's transfer of management and control of its transmission system to the Alliance RTO.

     The Initial Financing Order permits DRI, through December 31, 2002, to maintain in place and to Refinance all credit facilities and financing arrangements and maintain outstanding all indebtedness and similar obligations created thereunder existing as of the date of the Merger (including, without limitation, any facilities, financing arrangements, indebtedness or similar obligations incurred in connection with or to finance the Merger). The Initial Financing Order states that as of the date of the Merger, DRI had in effect a number of credit and financing facilities under which DRI could issue Other Securities (as defined in the Initial Financing Order) of approximately $955.31 million in addition to the approximately $4.5 billion in securities that DRI proposed to issue to finance the cash consideration payable in connection with the Merger. The Initial Financing Order also permits DRI, through December 31, 2002, to issue additional equity, preferred and/or debt securities and to Refinance such additional securities up to an aggregate principal or face amount not to exceed $1.5 billion and to issue additional securities, similar to the financing arrangements existing on the date of the closing of the Merger up to an aggregate principal amount of $250 million (the "New Financing Authority"). As of the date of this Application-Declaration, DRI has issued an aggregate of $4.8 billion of securities pursuant to the Initial Financing Order including approximately $4.2 billion of Refinancings of the approximately $4.5 billion of securities originally issued to finance the Merger. Excluding Refinancings, DRI has issued an aggregate of $604 million of new securities comprising $354 million of equity securities and $250 million of preferred securities. However, within the next few months, DRI will be required to issue additional securities that will exceed the level authorized by the Initial Financing Order. These securities will be issued for the purpose of financing the acquisition of non-utility power generation assets as part and parcel of DRI's ongoing growth and expansion into the wholesale and merchant generation business.

     The Initial Financing Order also permits DRI, through December 31, 2002, to maintain in place and to Refinance all guarantees, financing arrangements and other credit support and similar obligations existing as of the date of the Merger. The Initial Financing Order states that as of the date of the Merger, DRI had guarantees or other credit support outstanding (i) in support of payment obligations of the DEI Companies of approximately $947.312 million, (ii) in support of payment obligations of the DCI Companies of approximately $47.5 million and (iii) in support of payment obligations of Virginia Power Energy Marketing, Inc., a subsidiary of Virginia Power, of approximately $200 million. The Initial Financing Order also permits DRI to provide additional guarantees and credit support to subsidiaries of DRI and to Refinance such additional guarantees and credit support (the "New Guarantee Authority"). The amount of such additional guarantees and credit support authorized is (i) $1.5 billion, in the case of the DEI Companies, of which $424,000,000 has been utilized as of the date of this Application Declaration, (ii) $1.6 billion, in the case of the DCI Companies, of which $900,000,000 has been utilized as of the dated hereof and
(iii) $100 million, in the case of Virginia Power Energy Marketing, Inc., all of which has been utilized as of the date hereof.

     Finally, the Initial Financing Order also permits subsidiaries of DRI, including CNG and its subsidiaries and Virginia Power, to maintain in place and to Refinance the various financing arrangements described in the Initial Financing Application and/or which are not otherwise permitted by Rule 52 (the "Subsidiary Financing Authority"). By way of this Application-Declaration, DRI does not seek any modification to its authority to maintain in place and to Refinance the Existing Obligations or the Subsidiary Financing Authority except to the extent of seeking an extension of the period of time for which such Refinancing authority was granted to the Authorization Date (as defined herein). This extension of time is intended to rationalize and streamline the process of obtaining Commission approval for system-wide financing and is sought for no other purpose.

          (2) Proposed Financing and Guarantee Authorization.

     DRI now proposes to supersede the Initial Financing Order to the extent of the New Financing Authority and the New Guarantee Authority by new financing and guarantee authority the terms of which are set forth below. As with the New Financing Authority and the New Guarantee Authority, the new authority requested herein would be used for general corporate purposes as well as to fund investments in EWGs and FUCOs (see "use of proceeds" below).

     The authority requested herein is intended to enable DRI to respond quickly and efficiently to its financing needs and available conditions in capital markets. The general approach embodied in this request is consistent with similarly broad financing authority granted to other registered holding companies in recent orders. It also provides DRI with a better ability to assess its capital needs and to target investment in light of DRI's obligation to divest of the DCI Companies. For example, the Initial Financing Order permits DRI to incur incremental guarantees in support of the DCI Companies in the amount of $1.6 billion through December 31, 2002. However, while such authority may be appropriate at present, as DRI moves to divest of the DCI Companies at the same time as DRI seeks to grow its organic energy business, DRI foresees that it might be preferable to target more investment to the DEI Companies and to DRI System Companies engaged in gas related activities. The "pigeon-holing" aspect of DRI's New Guarantee Authority does not reflect DRI's stated business plan and artificially constrains investment of available capital in DRI's energy businesses while at the same time providing for the possibility of unneeded credit support for a business which DRI is in process of divesting.

     Subject to the terms and conditions described below, from time to time through the Authorization Period, DRI proposes (A) to increase its total capitalization (excluding retained earnings and accumulated other comprehensive income) by $6,000,000,000 through issuance and/or sale of any combination of equity, preferred and/or debt securities, whether directly or through one or more special-purpose subsidiaries (the "Aggregate Financing Limit"), and (B) to increase the level of its guarantees in support of DRI System companies outstanding at any time to an aggregate of $9,000,000,000 (the "Guarantee Limit"), all without further authorization from the Commission, including with respect to the terms of sale or issuance. At December 31, 2000, DRI's total capitalization (excluding retained earnings and accumulated other comprehensive loss) totaled approximately $20,600,000,000, and DRI's subsidiaries and affiliates had debt or other obligations outstanding totaling $3,011,000,000 backed by DRI guarantees.

     Except as expressly modified by this Application-Declaration, all terms, conditions and restrictions set forth in the Initial Financing Application will be adhered to by DRI. In addition to the other terms and conditions hereinafter specified, the following restrictions will govern the financing transactions proposed herein and for which authority is sought pursuant to this Application-Declaration:

          (i) Common equity will comprise at least 30 percent of DRI's consolidated capitalization (based upon the financial statements included in DRI's most recent quarterly report on Form 10-Q or annual report on Form 10-K). DRI has already represented in the Initial Financing Application that it and each public utility subsidiary in the DRI System will maintain at least 30% common stock equity in its capital structure.

          (ii) DRI will not issue any debt securities to finance such investments if, upon original issuance thereof, DRI's senior debt obligations are not rated investment grade by at least two of the major ratings agencies; i.e., Standard & Poor's Corporation ("S&P"), Fitch Investor Service ("Fitch") or Moody's Investor Service ("Moody's").

          (iii)The interest rate on any series of debt security with a maturity of one year or less will not exceed the greater of (a) 300 basis points over the comparable term London interbank offered rate, or
               (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          (iv) The interest rate on any series of debt security with a maturity greater than one year will not exceed the greater of (a) 300 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. As set forth in the Initial Financing Application, the final maturity of any long-term debt securities issued by DRI will not exceed 50 years.

          (v) The distribution rate on any series of preferred security will not exceed the greater of (a) 400 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or (b) a rate that is consistent with similar securities of comparable credit quality and structure issued by other companies.

          (vi) The underwriting fees, commissions or similar remuneration paid in connection with the issue, sale or distribution of any securities authorized hereunder (excluding interest rate risk management instruments, as to which separate provisions governing fees and expenses are proposed below) will not exceed 700 basis points of the principal or face amount of the securities issued or gross proceeds of the financing.

     The following additional terms and conditions apply to the financing transactions proposed herein and for which authority is sought pursuant to this Application-Declaration.

          a. Debt Securities.

               i. Short-Term Notes.

     From time to time during the Authorization Period, subject to the Aggregate Financing Limit and the other conditions specified above, DRI proposes to make short-term borrowings from banks or other financial institutions. Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. DRI notes that, at any given time, some or all of its outstanding short-term notes will be issuable in connection with the establishment of back-up credit facilities to support DRI's commercial paper program but that such credit facilities will not be drawn upon and no borrowings will occur thereunder except in certain limited circumstances at which time obligations under the related commercial paper will be paid. Thus, short-term notes issued in connection with the establishment of commercial paper back-up facilities backstop and duplicate commercial paper issuances and should not be deemed to be borrowings under DRI's financing authorization unless and until an actual borrowing occurs under the related credit facility. Any other result would "double count" DRI's actual financial obligation.

               ii. Commercial Paper.

     From time to time during the Authorization Period, subject to the Aggregate Financing Limit and the other conditions specified above, DRI also proposes to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents.

     DRI proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to DRI. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

               iii. Long-Term Notes.

     From time to time during the Authorization Period, subject to the Aggregate Financing Limit and the other conditions specified above, DRI also proposes to issue and sell long-term debt securities ("Notes") in one or more series.

     Notes of any series may be either senior or subordinated obligations of DRI. Notes of any series (a) will have maturities greater than one year, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may be convertible or exchangeable into common stock of DRI. Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period). Notes will be issued under one or more indentures to be entered into between DRI and financial institution(s) acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

     Notes may be issued in private or public transactions. With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time DRI may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable indenture or supplement thereto and purchase agreement or underwriting agreement setting forth such terms.

               iv. Interest Rate Risk Management.

     In connection with the issuance and sale of the short- and long-term debt securities described above, DRI proposes to manage interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage interest rate risks.

     DRI will enter into such derivative transactions pursuant to agreements with counterparties that are highly rated financial institutions, i.e., whose senior secured debt, at the date of execution of the agreement with DRI, is rated at least "A-" by S&P or Fitch or "A3" by Moody's. The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying debt security except to the extent necessary to adjust for the duration of the hedged securities and the underlying of the derivative. DRI will not engage in "leveraged" or "speculative" derivative transactions.

     Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related debt securities or interest rate management agreement. In addition, with respect to options such as caps and collars, DRI may pay an option fee which, on a net basis (i.e., when netted against any other option fee payable with respect to the same security), would not exceed 10% of the principal amount of the debt covered by the option.

          b. Equity Securities.

               i. Common stock (including Stock Purchaser Contracts/Units).

     At December 31, 2000, DRI had 500 million shares of common stock authorized for issuance, 245.8 million shares of which were issued and outstanding. As of the date of this Application-Declaration, DRI has issued 6 million shares of common stock pursuant to the Initial Financing Order.

     From time to time during the Authorization Period, subject to the Aggregate Financing Limit and the other conditions specified above, DRI proposes to issue and sell additional shares of its common stock (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions.

     DRI also proposes to issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from DRI and/or DRI to sell to the holders, a specified number of shares or aggregate offering price of DRI common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of DRI and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of DRI under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     Further, DRI requests authorization to issue common stock as consideration, in whole or in part, for acquisitions by DRI or any nonutility subsidiary thereof of securities of businesses or the assets of such businesses, the acquisition of which (a) is exempt under the Act or the rules thereunder or (b) has been authorized by prior Commission order issued to DRI or any nonutility subsidiary thereof, subject in either case to applicable limitations on total investments in any such businesses. The shares of DRI common stock issued in any such transaction would be valued at market value based on the closing price on the day before closing of the sale, on average high and low prices for a period prior to the closing of the sale, or on some other method negotiated by the parties.

               ii. Preferred Securities.

     From time to time during the Authorization Period, subject to the Aggregate Financing Limit and the other conditions specified above, DRI also proposes to issue and sell preferred securities in one or more series.

     Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated or liquidation value thereof, (d) may be convertible or exchangeable into common stock of DRI, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of such series of preferred securities.

     Preferred securities may be issued in private or public transactions. With respect to private transactions, preferred securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time DRI may also issue and sell preferred securities of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

          c. Financing Conduits.

     In addition to issuing any of the foregoing debt or equity securities directly, DRI requests approval (to the extent such approval may be required under the Act) to form one or more subsidiaries for the sole purpose of issuing and selling any of the foregoing securities, lending, dividending or otherwise transferring the proceeds thereof to DRI or an entity designated by DRI, and engaging in transactions incidental thereto, subject to the Aggregate Financing Limit and the other conditions previously specified.

     The proposed subsidiaries will comprise one or more financing subsidiaries (each, a "Financing Subsidiary") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Subsidiaries, "Financing Conduits"). In either case the subsidiaries' businesses will be limited to issuing and selling securities on behalf of DRI; the subsidiaries will have no substantial physical assets or properties. Any securities issued by the Financing Conduits will be fully guaranteed by DRI either directly or ultimately.

     DRI would acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for an amount not less than the minimum required by the applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions with third parties for the benefit of DRI and its subsidiaries. As an alternative in a particular instance to DRI directly issuing debt or equity securities, or through a Special-Purpose Entity, DRI may determine to use a Financing Subsidiary as the nominal issuer of the particular debt or equity security. In that circumstance, DRI would provide a full guarantee or other credit support with respect to the securities issued by the Financing Subsidiary, the proceeds of which would be lent, dividended or otherwise transferred to DRI or an entity designated by DRI. The primary strategic reason behind the use of a Financing Subsidiary would be to segregate financings for the different businesses conducted by DRI, distinguishing between securities issued by DRI to finance its investments in nonutility businesses from those issued to finance its investments in the core utility business. A separate Financing Subsidiary may be used by DRI with respect to different types of nonutility businesses.

     DRI would use Special-Purpose Subsidiaries in connection with certain financing structures for issuing debt or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, than would otherwise be the case.

          d. Guarantees.

     DRI also proposes to supersede the New Guarantee Authority with, as discussed above, a general greater authority intended to accommodate DRI's MAIN-to-Maine business plan.

     Specifically, from time to time through the Authorization Period, DRI requests authority to guarantee, obtain letters of credit, enter into financing arrangements and otherwise provide credit support (each, a "Guarantee") in respect of the debt or other securities or obligations of any or all of DRI's subsidiary or associate companies (including any thereof formed or acquired at any time during the Authorization Period), and otherwise to further the business of DRI, provided that the total amount of Guarantees at any time outstanding does not exceed the Guarantee Limit, and provided further, that (i) any Guarantees of EWGs and FUCOs shall also be subject to the EWG/FUCO Investment Limit; and (ii) any Guarantees of energy-related companies within the meaning of rule 58 ("Rule 58 Companies") shall also be subject to the aggregate investment limit of Rule 58. The terms and conditions of any Guarantees would be established at arm's-length based upon market conditions.

     DRI wishes to propose how the Guarantee Limit would operate relative to Financing Conduits. As described above, in the event that DRI issues any debt or equity securities authorized hereunder by means of any Financing Conduits, DRI would provide a full Guarantee in respect of the payment and other obligations of the Financing Conduit under the securities issued by it. Given that any securities nominally issued by any such Financing Conduit are in substance securities issued by DRI itself, any securities issued by a Financing Conduit would count dollar-for-dollar against the Aggregate Financing Limit. However, DRI submits that any Guarantees of securities of Financing Conduits should be excluded entirely from the Guarantee Limit, since inclusion thereof would amount to "double counting," in effect penalizing DRI for using Financing Conduits.

          e. Use of Proceeds.

     DRI proposes to issue the debt and equity securities authorized herein for general corporate purposes, including without limitation (i) payments, redemptions, acquisitions, and refinancings of outstanding securities issued by DRI, (ii) acquisitions of and investments in EWGs and FUCOs, provided that DRI's aggregate investment therein does not exceed the EWG/FUCO Investment Limit,
(iii) acquisitions of and investments in Rule 58 Companies as permitted by Rule 58, (iv) loans to and investments in other system companies and (v) other lawful corporate purposes.

     As previously described, in the event DRI utilizes Financing Conduits to issue securities authorized herein, such entities would apply the proceeds of securities nominally issued by them to make loans, dividends or other transfers thereof to DRI or an entity designated by DRI, which would then be applied for any of the purposes enumerated in the preceding paragraph.

     E. Investment in EWGs and FUCOs.

     This Application-Declaration also seeks authorization and approval of the Commission with respect to the issuance of securities, guarantees and credit support in connection with DRI's investment in EWGs under Section 32 of the Act and foreign FUCOs under Section 33 of the Act. Specifically, this Application-Declaration seeks authorization and approval of the Commission under Sections 32 and 33 and Rules 53 and 54 for DRI, directly or indirectly through one or more of its subsidiaries including, without limitation, CNG, to invest an amount up to the EWG/FUCO Investment Limit in EWGs and FUCOs all as more specifically described below.

     Today, DRI holds investments in various EWGs and FUCOs. DRI's specific EWG and FUCO investments are described in detail in DRI's Registration Statement on Form U5B filed with the Commission on April 27, 2000, which includes disclosures with respect to CNG for the fiscal year ended December 31, 1999. Such Registration Statement is hereby incorporated by reference herein. On a consolidated basis at December 31, 2000, DRI had invested $1,561,000,000 in EWGs and FUCOs (which amount includes the DRI Guarantee in respect of the $850 million lease financing referred to above and which was approved in the Initial Financing Order) which represents 59% of the sum of (x) consolidated retained earnings at December 31, 2000 plus (y) the amount of CNG's retained earnings immediately prior to the Merger which were recharacterized as paid-in-capital as a result of the accounting treatment of the Merger.

          In the Initial Financing Application, DRI and Old CNG stated:

          Each of DRI and [Old] CNG also holds investments in various EWGs and FUCOs. DRI's specific EWG investments are described in detail in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 69-278. Such Exemption Statement on Form U-3A-2 is hereby incorporated by reference herein. [Old] CNG's specific EWG and FUCO investments are described below and are also described in more detail in [Old] CNG's Annual Report on Form U5S for fiscal year ended December 31, 1998 and filed with the Commission in File No. 30-203. Such Annual Report on Form U5S is hereby incorporated by reference herein. However, in order to obtain the cash required in connection with the Merger and in order to focus DRI's efforts on achieving its MAIN to Maine strategy, DRI has announced its intention to divest its interests (and the interests it will acquire from [Old] CNG) in non-U.S. EWG and FUCO holdings. In that connection, DRI has already entered into an agreement with Duke Energy International, a subsidiary of Duke Energy Corporation, pursuant to which DRI has agreed to sell to Duke all of DRI's interests in its Latin American projects and, in fact, certain of such projects have already been so sold. On a pro forma consolidated basis at December 31, 1998, DRI and [Old] CNG together have invested
          $918,700,000 in EWGs and FUCOs which represents 32% of pro forma consolidated retained earnings at December 31, 1998. These historical pro forma figures do not reflect the sale of DRI's Latin American projects (and the sale of the non-U.S. projects to be acquired from [Old] CNG) nor do they reflect certain accounting adjustments that will be required to be made under GAAP after giving effect to the Merger. After giving effect to (i) the accounting treatment for the Merger which will result in a consolidating accounting adjustment that will eliminate [Old] CNG's retained earnings and (2) the sale of DRI's Latin American assets (and the sale of the non-U.S. projects to be acquired from [Old] CNG), DRI's investment in EWGs and FUCOs will total approximately $68,000,000, which represents 5% of the pro forma combined consolidated retained earnings at September 30, 1999. DRI and [Old] CNG have submitted a separate Application-Declaration requesting authorization to invest up to 100% of consolidated retained earnings of DRI (as the registered holding company part of the combined DRI-CNG system) in EWGs and FUCOs (File No. 70-9555)).

     The Initial Financing Application also described in detail DRI's existing financial support, predominantly in the form of guarantees, of its unregulated energy subsidiaries, namely, the DEI Companies, and including certain obligations in respect of a new synthetic lease arrangement pursuant to which certain of the DEI Companies proposed to acquire new gas-fired turbines which were to be installed in then as-yet-to-be-created EWGs. All of DRI's investment in and support for the DEI Companies is described in detail in DRI's
Registration Statement on Form U5B, which was filed with the Commission April 27, 2000.

     Adopting the methodology used in the Initial Financing Application, in which DRI did not give effect to accounting adjustments required in connection with the Merger, as of December 31, 2000, DRI's aggregate investment in EWGs and FUCOs including DRI's guarantee of the DEI Companies' obligations under the synthetic lease referred to above was 59% of the combined retained earnings of DRI and CNG as of December 31, 2000. However, if DRI does give effect to the accounting adjustment required in connection with the Merger, DRI's aggregate investment in EWGs and FUCOs as of December 31, 2000 was 152% of consolidated retained earnings. DRI represents that as of December 31, 2000, aggregate investment in EWGs and FUCOs equaled $1,561,000,000 and DRI's consolidated retained earnings were $1,028,000,000.

     DRI respectfully submits that the amount, expressed as a percentage of consolidated retained earnings, of DRI's investment in EWGs and FUCOs is artificially distorted by accounting adjustments required in connection with the Merger. As a result of the application of the purchase method of accounting to the Merger, the retained earnings of Old CNG immediately prior to the Merger were, following the Merger, recharacterized as paid-in-capital on the books of CNG as the new company which survived the Merger. The effect of this accounting convention left CNG, but not its subsidiaries, with no retained earnings, but, nevertheless, a strong balance sheet showing a significant common stock equity level. DRI respectfully submits that tying the level of DRI's investment in EWGs and FUCOs solely to a standard premised upon the level of the consolidated retained earnings of DRI, without giving effect to the historic retained earnings of Old CNG, unfairly penalizes DRI by making it impractical, if not impossible, for DRI to compete for investment in the restructuring energy industry while at the same time seeking a financing and capital structure which is fiscally responsible.

     At the present time, DRI respectfully submits that, as contemplated by Rule 53(c) and Rule 54, the level of DRI's investment in EWGs and FUCOs is not having and will not have a substantial adverse impact on the financial integrity of the DRI System or on any utility subsidiary within the DRI System or on the ability of any state regulatory commission to protect any such utility subsidiary or its customers. DRI represents to the Commission that the earnings produced from its current investment in EWGs and FUCOs have contributed positively to the DRI System's consolidated earnings or net income since the date of the Merger Order. Moreover, granting the specific relief sought in this Application-Declaration will benefit the DRI System by permitting DRI to access the capital markets in the most efficient manner to support the operations, growth and expansion of the DRI System in the new competitive environment. Thus, DRI requests authority under Rule 53(c) to invest up to the EWG/FUCO Investment Limit in EWGs and
FUCOs: specifically for DRI to invest an aggregate amount not to exceed the sum of (x) 100% of DRI's consolidated retained earnings plus (y) $8,000,000,000 in EWGs and FUCOs from the proceeds of securities offerings effected by DRI.

     In support of its request, DRI notes that the Commission has granted similar relief to other registered holding companies seeking both to restructure and to grow their organic energy business. For example, in the Cinergy Financing Order, the Commission granted authorization to Cinergy to invest up to 100% of consolidated retained earnings plus $4 billion in EWGs and FUCOs, subject to a reservation of jurisdiction, which represents 87% of Cinergy's total capitalization. More recently, in the Exelon Financing Order, the Commission granted authorization to Exelon to invest up to $4 billion in EWGs and FUCOs, which represents 18.9% of Exelon's consolidated capitalization. In comparison, DRI has a total capitalization which is four times the capitalization of Cinergy but, as stated above, has an authorized investment level in EWGs and FUCOs representing only 4% of its total capitalization. Investment by DRI at the maximum level of the EWG/FUCO Investment Limit would represent 42% of DRI's consolidated capitalization at December 31, 2000, an investment level, as a percentage of total capitalization, which is more consistent with industry norms.

     Denial of DRI's request would make it impossible for DRI to proceed with the implementation of its MAIN-to-Maine business plan in a restructured energy industry and, perhaps more importantly, would make it impossible for DRI to comply with applicable restructuring mandates under Virginia law while at the same time maintaining a fiscally responsible capital structure and access to financing on reasonable terms. DRI notes that, in order to obtain the cash required in connection with the Merger and in order to focus DRI's efforts on achieving its MAIN to Maine strategy, DRI has announced its intention to divest its interests in non-U.S. EWGs and FUCOs and other non-core assets not consistent with its MAIN to Maine Strategy. In that connection, DRI has already disposed of certain of its Latin American projects to Duke Energy International, a subsidiary of Duke Energy Corporation and has announced the sale of other non-US assets to Sempra and PowerGen, plc. To date DRI's EWG and FUCO investments have been primarily non-U.S. enterprises, but in the future, DRI anticipates that its investment in U.S. EWGs will increase substantially over the next several years.

     The principal reason for this anticipated increase is DRI's announced intention to build new independent power plants as well as DRI's desire to purchase existing generating facilities which may be sold as a result of the ongoing restructuring of the U.S. utility industry which has resulted in the enactment of state laws mandating separation and/or divestiture of generation by vertically integrated utilities. Opportunities in domestic power markets are significantly more attractive and available today than several years ago. In 1996 the FERC issued Orders 888 and 889, introducing competition into U.S. wholesale power markets. In the past several years, many states have enacted, and most of the rest are considering legislation providing for competitive supply of electricity to retail consumers, in many cases requiring franchised utilities to divest generating assets. Only about half the states have enacted restructuring legislation, so many important auctions are yet to occur. In addition, some initial buyers, like Sithe Energies, are reselling assets acquired in these utility divestitures. Finally, peak demand for electricity has been steadily growing, and in several regions capacity margins have been decreasing. The U.S. and Canada are projected to require more than 186 GW of new generating capacity by 2010, according to a 1998 report by Resource Data International, the strategic information firm. The new growth represents about $90 billion worth of projects.

     These factors help explain both the buoyant sellers' market for auctions of nuclear and fossil-fueled power plants, and the boom in new power plant construction. In 1998, U.S. power plant developers made reservations for about $12 billion in new plants, or nearly 40 percent of global orders, for plants with total output of 40 GW. In the next decade, about $80 billion will be invested in new power plants in North America, according to the energy consulting firm Hagler Bailly.

     Many of these new plants will be operated in whole or in part on a "merchant," or market, basis. By definition, merchant plants produce energy to sell on the competitive wholesale market. Unlike independent power production, or "IPP," facilities, merchant plants are not supported by long-term offtake contracts, but rather by their ability to produce power at market clearing prices. In September 1996, the E.J. Stoneman plant, a 53 MW coal-fired facility in Cassville, Wisconsin, became the first plant to sell its electricity entirely on a merchant basis. Notwithstanding the lack of long-term power sales and other "offtake" agreements, merchant plants have been able to secure investment grade ratings, based on low marginal cost position and other relevant factors.

     Planned merchant plant capacity in the United States more than doubled over a recent twelve-month span, from 56,500 MW in October 1998 to 121,733 MW in October 1999, according to the Electric Power Supply Association , a trade group for independent power producers and power marketers ("EPSA"). Development is occurring all over the country, with about 40,000 MW under construction or development in New England and the Pennsylvania-New Jersey-Maryland region; 27,000 MW in the Southeast; 24,000 MW in the Midwest; and 29,000 MW in the West. Additional merchant capacity is emerging through divestitures as buyers convert previously regulated plants into open market participants. According to the executive director of EPSA:

          Overall, what we've seen in the past three years is a total sea change in the structure of the industry, which has marked the beginning of a totally competitive generation sector. In the future, we'll continue to see this trend of dramatically increasing merchant plant capacity.

     Often,  newly  constructed  generation  facilities and divested  generation facilities will not satisfy the criteria for designation as qualifying facilities ("QFs") under the Public Utility Regulatory Policy Act of 1978 and, thus, if they are to be acquired by independent (i.e., non-utility generation or out-of-region competitors) energy providers, they must be designated as EWGs. Failure to obtain QF or EWG status for these newly constructed and divested generation facilities would raise difficult issues under the 1935 Act because, in the absence of the 1935 Act exemption for QFs and EWGs, most independent acquirors of these assets could not satisfy the integration requirements of the 1935 Act with respect to the acquisition of non-exempt assets or continue to own and operate the assets as part of a registered system.

     Finally, pursuant to Virginia restructuring legislation, DRI's principal electric utility subsidiary, Virginia Power, has been mandated to implement a functional separation of its generation activities from its retail distribution activities. The recently enacted Virginia restructuring legislation deregulates generation and provides that beginning January 1, 2002, generation of electric power will no longer be subject to public utility regulation in Virginia, except as specified in that Act./2/ Thus, as described in the Press Release dated April 19, 1999 and annexed hereto as Exhibit A-2, Virginia Power will undertake the functional separation of Virginia Power's generation assets. Virginia Power has significant ownership of electric generation facilities. The generation assets are either wholly-owned by Virginia Power or jointly-owned with other utilities, and are located in Virginia and North Carolina. The installed capacity and net book value of the generation assets allocable to Virginia Power's ownership interests are 13,591 MW and $6.4 billion, respectively, at December 31, 1999. None of DRI's other utility subsidiaries own any electric generating facilities.

-------------
/2/ Also on January 1, 2002, a phase-in of retail choice for electric customers will begin under which, by January 1, 2004, all retail electric customers will be permitted to purchase electric energy from any licensed supplier, subject to up to a one-year delay by the Virginia Commission. The Virginia Commission will retain jurisdiction to issue certificates for the construction and operation of generation facilities. Virginia law has been revised to accommodate merchant facilities, and several have been certificated by the Virginia Commission.

     DRI needs to be able to reposition its existing regulated generation to maximize the value of those assets in a competitive environment. In this connection , over the longer term, it is likely that DRI will, in a continuation of the currently ongoing integration and rationalization of its businesses (including the businesses of Old CNG), seek to hold all of its unregulated generation in a single line of subsidiaries under a common sub-holding company. Like a number of other utilities in states undergoing restructuring, DRI is seeking to achieve asset flexibility and optimization by holding such assets in EWG affiliates, where they can be used for electric sales back to the remnant affiliated "T&D" utility or marketed for sale to off-system buyers, either with respect to all or some of the particular assets. DRI's current intention is to convert all or a substantial number of Virginia Power's power plants to EWG status, since DRI believes that functional separation ultimately will be required for the entire fleet. These EWGs and FUCOs may be held, and the investments may be made, directly, or indirectly through intermediate companies, partnerships or other corporate entities.

     The authority requested herein is essential if DRI is to adapt to state restructuring impacting its own regulated utility operations. DRI must obtain sufficient investment flexibility under the Act to accommodate the restructuring of Virginia Power's generation assets and their ownership by EWG affiliates. For the foregoing reasons and to enable DRI to compete effectively in the independent generation market, DRI hereby requests authorization under Rule 53(c) to invest up to the EWG/FUCO Investment Limit in EWGs and FUCOs and that Aggregate Investment in Restructured Assets be excluded from the EWG/FUCO Investment Limit.

     F. Tax Allocation Agreement

     DRI also requests the Commission's approval of an agreement for the allocation of consolidated tax among DRI and its subsidiaries (the "Tax Allocation Agreement"). Approval is necessary because the proposed Tax Allocation Agreement may provide for the retention by DRI of certain payments for tax losses that it has incurred, rather than the allocation of such losses to its subsidiaries without payment as would otherwise be required by Rule 45(c)(5).

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order, Rule 45(c) provides, however, that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system which "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not consistent with" the conditions of the rule. Rule 45(c)(5) provides that:

          [t]he agreement may, instead of excluding members as provided in paragraph (c) (4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added)

     Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies" and "subsidiary companies" represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act 38. It must be noted, however, that the result of Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with the Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. The relief sought herein is directly analogous to the relief granted to The National Grid Group plc in the Commission's order approving the acquisition of New England Electric System. HCAR No. 27154 (March 15, 2000).

     Accordingly,   Dominion  requests  that  the  Commission  approve  the  Tax
Allocation Agreement to be filed hereto as Exhibit C.

     G. Management and Exploitation of DRI System Non-Utility Real Estate

     DRI, on behalf of itself and its subsidiaries, requests authorization to lease, sell or otherwise grant third persons access to or rights in excess or unwanted real estate and to permit the extraction or harvesting of mineral or other resources contained on or in such real estate. As an example of the type of transactions that would be authorized pursuant to an order granted in this proceeding, Martin-Marietta Corporation has expressed an interest in mining limestone deposits on land owned by Dominion Transmission, Inc., an indirect wholly-owned non-utility subsidiary of DRI.

     DRI also requests authority either to designate an already existing non-utility subsidiary or to form one or more new companies as a non-utility subsidiary in which the real-estate activities of the DRI System will be centralized. Such a company ("RealCo") may act as agent for DRI System companies for these activities, manage the real estate portfolio of DRI and its associate companies, market excess or unwanted real estate and facilitate the exploitation of resources on or in DRI System real estate. The net proceeds realized from any sale or from exploitation of resources thereon will be credited to the company that owns the subject asset. Services performed for associate companies by RealCo will be provided at cost in compliance with Rules 90 and 91. A DRI company, including RealCo, will not acquire any real estate in connection with its activities pursuant to this authorization. Similar authorization was granted to Allegheny Power System, Inc. by supplemental Commission order dated October 27, 1995, HCAR No. 26401, File No. 70-8411.

Item 2. Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:

Fee, Commission or Expense                                     Thousands
--------------------------                                     ---------
Legal Fees and Expenses                                           $50
                                                                =======
Total                                                             $50
Item 3.   Applicable Statutory Provisions.

     The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

Section of/Rule under     Transactions to which such Section/Rule is or may be
----------------------    ----------------------------------------------------
the 1935 Act              applicable
------------              ----------

Sections 6(a), 7          Issuance of Securities; Incurrence of Indebtedness;
                          Provision of Guarantees and other Credit Support;
                          Investment and Participation in Non-Utility Businesses

Section 9(a)              Investment and  Participation  in Non-Utility
                          Businesses

Section 12(b), 12(c)      Transactions with Special Purpose Subsidiary Companies
Rules 42, 45 and 46       and Tax Allocation Agreement

Sections 32, 33           Investment in
Rules 53 and 54           EWGs and FUCOs

     In support of its request for an increase in its financing authorization, DRI respectfully submits that the Commission has already stated the best rationale for granting such request in the Southern Financing Order. Energy companies are confronting a new competitive environment characterized by their need to respond quickly to business opportunities and their need to utilize the most efficient financing that is reasonably available in the capital markets. For these same reasons, the Commission should also grant the relief requested with respect to the Tax Allocation Agreement. In the new competitive energy marketplace, tax benefits should inure to the benefit of the companies that create them and should not be siphoned off to the benefit of another company.

     With respect to DRI's request to invest up to the EWG/FUCO Investment Limit in EWGs and FUCOs, the Commission has previously recognized that investment in the domestic utility industry does not pose the same risks that might arise in the non-U.S. utility industry. The Southern Company, HCAR No. 26501 (April 1,
1996). From a business perspective, however, DRI imposes the same level of scrutiny with respect to U.S. investments as it does with respect to non-U.S. investments. Every potential investment in independent energy projects undergoes a series of reviews by project managers responsible for identifying business opportunities, senior management and the Board of Directors of DEI (the DRI company through which most of these investments are currently made) and, in some cases, senior management and the Board of Directors of DRI.

     Investments are evaluated against a number of investment criteria including
(i) economic viability of the project, (ii) political and regulatory risk, (iii) availability of non-recourse financing on reasonable terms and (iv) strategic fit within the DRI System.

          Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties.

          Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of DRI's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing.

          Non-Recourse Financing. All of DRI's existing independent energy projects have obtained some of their long-term financing on a non-recourse basis with, in some cases, limited support from DRI. In most cases, DRI's involvement is limited to acting as a backstop to support arrangements provided in the first instance by DEI. It is an essential element of the investment analysis that DRI have a reasonable degree of comfort that each project have an ability to obtain a substantial part of its ongoing financing needs without DRI support except indirectly through DRI's support of DEI. As is described in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and as is further described above, DRI has had substantial success in limiting its financial exposure to its independent energy projects.

          Strategic Fit. Finally, DRI is particularly sensitive to ensuring that its independent energy investments contribute to DRI's overall strategic growth plan building upon DRI's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Thus, each potential investment must be reviewed and approved by a number of managers within the DRI system who will focus their review not only on the questions of whether a particular project satisfies DRI's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving DRI's long-term overall strategic objectives.

     With respect to Restructured Assets, the rationale for excluding investment in these assets from the EWG/FUCO Investment Limit is as follows:

          I. The functional separation of Virginia Power's generation assets from its retail distribution activities is mandated by Virginia law. Virginia, like many other states, has recently adopted electric restructuring legislation requiring a transition to retail competition. A retail distribution company's retention of control over generation assets is inconsistent with this legislative goal. As discussed above, functional separation of generation supply from the retail distribution function is an essential element of most state restructuring initiatives.

          II. DRI will be making only minimal investment in Restructured Assets in connection with their initial designation as such and their ownership by EWG affiliates. Thus, DRI will not, as a result of such transfer, be increasing its exposure to new EWG investment such as would result from the acquisition of new generation assets for cash and/or with DRI support. Any new investment made by DRI in support of such new acquisitions would be included in the calculation of DRI's aggregate investment in EWGs.

          III. Rule 53 was adopted prior to the onset of state mandated functional separation of generation in connection with the adoption of state retail restructuring laws and was not designed or intended to capture functional separation by registered holding companies. Rule 53 was adopted pursuant to Section 32(h)(6) of the 1935 Act which required the Commission to promulgate rules relating to registered holding companies' financing support for their affiliate EWGs and the circumstances under which such financing support could have a "substantial adverse impact" on the "financial integrity" of a registered system. Neither Rule 53 nor Section 32 was designed or intended to penalize registered holding companies for their compliance with state-mandated functional separation laws because such laws and the results of functional separation were not contemplated when Section 32 was enacted or when Rule 53 was adopted.

     For all of the foregoing reasons, it would unfairly and inappropriately penalize registered holding companies in their ability to compete for true new EWG investments if investment in their own newly deregulated generation assets were to be construed as new EWG investment.

Item 4. Regulatory Approvals.

     No other regulatory commission has jurisdiction over the transactions for which authority is sought herein.

Item 5. Procedure.

     The Commission is respectfully requested to issue and publish, not later than March 2, 2001, the requisite notice under Rule 23, with respect to the filing of this Application-Declaration, such notice to specify a date not later than March 27, 2001 by which comments may be entered and a date not later than March 28, 2001 as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements.

A-1  DRI   Registration   Statement   on  Form  U5B  filed  on  April  27,  2000
     (incorporated by reference herein)

A-2 Press Release issued by DRI re Virginia Power restructuring. (Filed in paper format on Form SE on October 15, 1999)

B Tax Allocation Agreement (to be filed by amendment)

C Form of Notice

Item 7. Information as to Environmental Effects.

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the Commission's clearance and declaration of the effectiveness of the Joint Proxy and Registration Statement of DRI and CNG on Form S-4 pursuant to the Securities Exchange Act of 1934 and the other approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                              DOMINION RESOURCES, INC.


                                             By: /s/ James F. Stutts

                                             Name:    James F. Stutts
                                             Title:   Vice President and

                                                       General Counsel
                                             Date:  March 5, 2001

                                                                       EXHIBIT C

                                [FORM OF NOTICE]

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-________________)

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act") March 2, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. the applications and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March 27, 2001, to the Secretary, Securities and Exchange Commission,
Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March 28, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Dominion Resources, Inc. et al. (70-9555)

     Dominion Resources, Inc. ("DRI"), a registered public utility holding company under the Act, located at 120 Tredegar Street, Richmond VA 23219, has filed an application on behalf of itself and its subsidiaries under sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 42, 45,
46, 53 and 54.

     The Application seeks to streamline, update and modernize, and to the extent requested in the Application, supersede the authority granted to DRI and its subsidiaries in the Commission's Order in HCAR No. 35-27112 (Dec. 15, 1999) (the "Initial Financing Order").

     In summary, DRI requests authority for a period through December 31, 2005 ("Authorization Period"), unless otherwise noted, for DRI, subject to all of the representations, covenants and restrictions set forth below, to: (i) increase its total capitalization (excluding retained earnings and accumulated other comprehensive income) by $6,000,000,000 by way of the issuance of equity, preferred securities and debt securities, other than guarantees, and, with respect to the issuance of preferred securities, as permitted by the Initial Financing Order, to clarify and consolidate DRI's authority to form special purpose financing subsidiaries and to guarantee the obligations of such special purpose financing subsidiaries as described below; (ii) increase the aggregate amount of the guarantee authorization for DRI to $9,600,000,000 for all subsidiaries of DRI; (iii) make investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in an aggregate amount not to exceed the sum of (x) 100% of DRI's consolidated retained earnings plus (y) $8,000,000,000, but excluding from such amount, the amount of DRI's Aggregate Investment in Restructured Assets (the "EWG/FUCO Investment Limit"). (As used in this Application-Declaration, the term (a) "Restructured Assets" means all or any part of the generation assets owned by Virginia Electric and Power Company, a wholly owned electric utility subsidiary of DRI ("Virginia Power"), on the date of the Application or thereafter acquired by Virginia Power and which are or become included in Virginia Power's retail ratebase if and to the extent such assets hereafter are, or after the date of their acquisition by Virginia Power become, designated as "Restructured Assets" by the Board of Directors of DRI and become owned, directly or indirectly, by any subsidiary of DRI which is qualified as an EWG and (b) "Aggregate Investment in Restructured Assets" means, with respect to any generation assets owned by Virginia Power which are designated as "Restructured Assets" by the Board of Directors of DRI and which become owned, directly or indirectly, by any subsidiary of DRI which is qualified as an EWG, the net book value of such generation assets immediately prior to their designation as Restructured Assets); and (iv) with respect to all securities, credit facilities, financing arrangements, indebtedness and similar obligations (including, without limitation, any securities, credit facilities, financing arrangements, indebtedness and similar obligations incurred to finance the Merger) and all guarantees, financing arrangements and other credit support in respect of subsidiaries of DRI (collectively, the "Existing Obligations"), in each case outstanding or existing as of the date of the Commission's order approving the Application and whether issued, created or incurred prior to or after the date of DRI's merger (the "Merger") with Consolidated Natural Gas Company (which was approved by the Commission in HCAR No. 35-27113 (Dec. 15,
1999), extend the period of time during which DRI may amend, renew, extend and/or replace and/or otherwise modify (each a "Refinancing" and the term "Refinance" has a correlative meaning) such Existing Obligations, such period of time to extend through the Authorization Date.

     The Application-Declaration also seeks Commission authorization for (I) an extension of the period of time with respect to the financing authority heretofore granted to the subsidiaries of DRI in the Initial Financing Order through the Authorization Period (as defined herein), subject to all of the other representations, covenants and restrictions set forth in the Initial Financing Application, except to the extent that such financing authority is expressly modified as requested in this Application-Declaration, (II) DRI and its subsidiaries to enter into the Tax Allocation Agreement described below, and
(III) DRI to manage and exploit DRI System non-utility real estate as described below.

     DRI proposes that the requested financings will be subject to the limits set forth in the paragraphs above and the following limitations (collectively, "Financing Conditions"), unless otherwise indicated: (1) except as expressly modified by the Application, all terms, conditions and restrictions set forth in the application made in respect of the Initial Financing Order will be adhered to by DRI; (2) common equity will comprise at least 30 percent of DRI's consolidated capitalization (based upon the financial statements included in DRI's most recent quarterly report on Form 10-Q or annual report on Form 10-K) (The application made in respect of the Initial Financing Order states that DRI and each public utility subsidiary in the DRI system will maintain at least 30% common equity in its capital structure.); (3) the interest rate on any series of debt security with a maturity of one year or less will not exceed the greater of
(a) 300 basis points over the comparable term London interbank  offered rate, or
(b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies; (4) the interest rate on any series of debt security with a maturity greater than one year will not exceed the greater of (a) 300 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies; (5) as stated in the application made in respect of the Initial Financing Order, the final maturity of any long-term debt securities issued by DRI will not exceed 50 years; (6) the distribution rate on any series of preferred security will not exceed the greater of (a) 400 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or (b) a rate that is consistent with similar securities of comparable credit quality and structure issued by other companies; (7) the underwriting fees, commissions or similar remuneration paid in connection with the issue, sale or distribution of any securities authorized hereunder (excluding interest rate risk management instruments, as to which separate provisions governing fees and expenses are proposed below) will not exceed 700 basis points of the principal or face amount of the securities issued or gross proceeds of the financing; and (8) DRI will not issue any additional debt securities to finance such investments if upon original issuance thereof DRI's senior debt obligations are not rated investment grade by at least two of the major ratings agencies, i.e., Standard & Poor's Corporation ("S&P"), Fitch Investor Service ("Fitch"), or Moody's Investor Service ("Moody's").

     The proceeds from the financings will be used for general corporate purposes, including: (i) payments, redemptions, acquisitions, and refinancings of outstanding securities issued by DRI, (ii) acquisitions of and investments in EWGs and FUCOs, provided that DRI's aggregate investment therein does not exceed the EWG/FUCO Investment Limit, (iii) acquisitions of and investments in Rule 58 Companies as permitted by Rule 58, (iv) loans to and investments in other system companies and (v) other lawful corporate purposes. As described below, in the event DRI utilizes Financing Conduits to issue securities authorized herein, such entities would apply the proceeds of securities nominally issued by them to make loans, dividends or other transfers thereof to DRI or an entity designated by DRI, which would then be applied for any of the purposes enumerated in the preceding sentence.

     Subject to the Financing Conditions and the other conditions noted above, DRI proposes to issue debt securities consisting of sort-term notes, commercial paper and long-term notes as well as equity securities consisting of common stock and preferred securities. DRI also seeks authorization to issue up to $9,600,000,000 at any one time outstanding of guarantees in support of DRI subsidiaries. In addition, DRI requests authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities ("Financing Conduits") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of such companies through the issuance of long-term debt or equity securities, including but not limited to hybrid securities, to third parties and the transfer of the proceeds of the financings by such Financing Conduits to DRI or another DRI Subsidiary.

     The parent of a Financing Conduit may, if required, guarantee or enter into support or expense agreements in respect of the obligations of its Financing Conduits. Any amounts issued by a Financing Conduit to third parties will be included in the proposed financing limit, if any, applicable to its immediate parent. However, if a parent guarantees these issuances by the Financing Conduit, the guarantee would not be counted against the proposed limits on guarantees.

     DRI, on behalf of itself and, to the extent not exempt under rule 52, its subsidiaries, requests authorization in connection with the issuance and sale of the short and long term debt securities described above, to manage interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage interest rate risks.

     DRI represents that such derivative transactions will be entered into pursuant to agreements with counterparties that are highly rated financial institutions, i.e., whose senior secured debt, at the date of execution of the agreement with DRI, is rated at least "A-" by S&P or Fitch or "A3" by Moody's. The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying debt security except to the extent necessary to adjust for the duration of the hedged securities and the underlying of the derivative. DRI represents that it will not engage in "leveraged" or "speculative" derivative transactions.

     DRI also requests approval of an agreement for the allocation of consolidated tax among DRI and its Subsidiaries ("Tax Allocation Agreement"). DRI states that it requires this approval because the proposed Tax Allocation Agreement may provide for the retention by DRI of certain payments for tax losses incurred from time to time, rather than the allocation of such losses to subsidiaries without payment as would otherwise be required by rule 45(c)(5). As a result of financing incurred by DRI, DRI will be creating tax credits that are non-recourse to the subsidiaries. DRI believes that it should retain the benefits of those tax credits. DRI requests that the Commission reserve jurisdiction over the Tax Allocation Agreement, pending completion of the record.

     Finally,   DRI,  on  behalf  of  itself  and  its  subsidiaries,   requests
authorization to lease, sell or otherwise grant third parties access to or rights in excess or unwanted real estate and to permit the extraction or harvesting of mineral or other resources contained on or in such real estate and to form a new non-utility subsidiary to manage such business.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                     Jonathan G. Katz
                                                     Secretary

                                                     By:      _________________
                                                              Deputy Secretary